FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2009 First Quarter
                      (April 1, 2008 through June 30, 2008)




        English translation from the original Japanese-language document















                            TOYOTA MOTOR CORPORATION

Cautionary Statement

     This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

               FY2009 First Quarter Consolidated Financial Results
                      (April 1, 2008 through June 30, 2008)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

        English translation from the original Japanese-language document

                                                                                                             August 7, 2008
  Company name                                         : Toyota Motor Corporation
  Stock exchanges on which the shares are listed       : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
  Code number                                          : 7203
  URL                                                  : http://www.toyota.co.jp
  Representative                                       : Katsuaki Watanabe, President
  Contact person                                       : Takuo Sasaki, General Manager, Accounting Division
                                                         Tel. (0565) 28-2121
  Filing date of quarterly securities report           : August 7, 2008

                                                                            (Amounts are rounded to the nearest million yen)

1. Consolidated Results for FY2009 First Quarter (April 1, 2008 through June 30, 2008)
(1) Consolidated financial results (For the three months ended June 30)            (% of change from previous first quarter)
----------------------------------------------------------------------------------------------------------------------------
                                                                               Quarterly income
                                                                             before income taxes,
                                                                             minority interest and
                                Net revenues            Operating income     equity in earnings of     Quarterly net income
                                                                             affiliated companies
----------------------------------------------------------------------------------------------------------------------------
                                Million yen       %     Million yen       %    Million yen       %     Million yen      %
   FY2009 first quarter          6,215,130     -4.7        412,591    -38.9       453,054    -38.7       353,659    -28.1
   FY2008 first quarter          6,522,637     15.7        675,427     31.8       739,040     33.2       491,541     32.3
----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
                    Quarterly net income    Quarterly net income
                      per share - Basic     per share - Diluted
------------------------------------------------------------------
                                      Yen                    Yen
   FY2009 first quarter             112.30                 112.28
   FY2008 first quarter             153.98                 153.89
------------------------------------------------------------------

(2) Consolidated financial position

-----------------------------------------------------------------------------------------------------------------
                      Total assets      Shareholders' equity    Ratio of shareholders'    Shareholders' equity
                                                                        equity                 per share
-----------------------------------------------------------------------------------------------------------------
                           Million yen             Million yen                        %                      Yen
   FY2009 first quarter     34,185,561              12,253,038                     35.8                 3,890.71
   FY2008                   32,458,320              11,869,527                     36.6                 3,768.97
-----------------------------------------------------------------------------------------------------------------

2. Cash dividends

-----------------------------------------------------------------------------------------------------------------
                                                     Cash dividends per share
-----------------------------------------------------------------------------------------------------------------
   (Record date)      End of first        End of second          End of third        Year-end        Annual
                         quarter             quarter               quarter
-----------------------------------------------------------------------------------------------------------------
                                  Yen                Yen                Yen                Yen               Yen
   FY2008                  --                       65.00             --                 75.00            140.00
   FY2009                  --                 ------                ------            ------         ------
-----------------------------------------------------------------------------------------------------------------
   FY2009(forecast)      ------                 --                    --                --             --
-----------------------------------------------------------------------------------------------------------------
(Note) Revisions to the forecast of cash dividends in the current quarter: none

3. Forecast of consolidated results for FY2009 (April 1, 2008 through March 31, 2009)
                                                                  (% of change from FY2008 semi-annual or FY2008)
-------------------------------------------------------------------------------------------------------------------------
                                                                     Income before income
                               Net revenues       Operating income   taxes, minority interest   Net income     Net income
                                                                     and equity in earnings                     per share
                                                                     of affiliated companies
-------------------------------------------------------------------------------------------------------------------------
                             Million yen       %  Million yen       %  Million yen       %  Million yen      %        Yen
    FY2009 First Half
    (For the six months       12,200,000    -6.2      750,000   -41.0      800,000   -41.3      600,000  -36.3     190.52
     ending September 30,
     2008)
       FY2009                 25,000,000    -4.9    1,600,000   -29.5    1,700,000   -30.2    1,250,000  -27.2     396.91
   ----------------------------------------------------------------------------------------------------------------------
(Note) Revisions to the forecast of consolidated results in the current quarter: none


4. Others
(1) Changes in significant subsidiaries during the current quarter (Changes in specified subsidiaries that caused a change in scope of consolidation): none

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements: yes
    Note: For more details, please see page 6 "4.Other".

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements
    (i)  Changes by a newly issued accounting pronouncement: yes
    (ii) Changes other than (3)-(i) above: none
    Note: For more details, please see page 6 "4.Other".

(4) Number of shares issued and outstanding (common stock)
    (i) Number of shares issued and outstanding at the end of each period (including treasury stock) : FY2009 first quarter 3,447,997,492 shares, FY2008 3,447,997,492 shares
    (ii) Number of treasury stock at the end of each period: FY2009 first quarter 298,692,780 shares, FY2008 298,717,640 shares
    (iii) Average number of shares issued and outstanding in each period:
          FY2009 first quarter 3,149,288,212 shares, FY2008 first quarter 3,192,219,129 shares

Cautionary Statement with Respect to Forward-Looking Statements

     This report  contains  forward-looking  statements  that  reflect  Toyota's forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1. Qualitative Information Concerning Consolidated Financial Results for FY2009 First Quarter

(1) Financial Results
     Consolidated vehicle sales in Japan and overseas increased by 24 thousand units, or 1.1%, to 2,186 thousand units in FY2009 first quarter (For the three months ended June 30, 2008) compared with FY2008 first quarter (For the three months ended June 30, 2007). Vehicle sales in Japan increased by 12 thousand units, or 2.4%, to 512 thousand units in FY2009 first quarter compared with FY2008 first quarter. Meanwhile, overseas vehicle sales also increased by 12 thousand units, or 0.7%, to 1,674 thousand units in FY2009 first quarter compared with FY2008 first quarter, because of sales expansion in Asia and other regions.
     As for the results of operations, net revenues decreased by 307.5 billion yen, or 4.7%, to 6,215.1 billion yen in FY2009 first quarter compared with FY2008 first quarter, and operating income decreased by 262.9 billion yen, or 38.9%, to 412.5 billion yen in FY2009 first quarter compared with FY2008 first quarter. Among the factors contributing to the increase in operating income was the effects of marketing efforts of 30.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included the effects of changes in exchange rates of 200.0 billion yen, cost reduction efforts of 10.0 billion yen, and an increase in expenses of 82.9 billion yen. Quarterly income before income taxes, minority interest and equity in earnings of affiliated companies decreased by 286.0 billion yen, or 38.7%, to 453.0 billion yen in FY2009 first quarter compared with FY2008 first quarter. Quarterly net income decreased by 137.9 billion yen, or 28.1 %, to 353.6 billion yen in FY2009 first quarter compared with FY2008 first quarter.



(2) Segment Operating Results

   (i) Automotive:
          Net revenues for the automotive operations decreased by 293.4 billion yen, or 4.9%, to 5,720.9 billion yen in FY2009 first quarter compared with FY2008 first quarter, and operating income decreased by 289.8 billion yen, or 46.6%, to 332.3 billion yen in FY2009 first quarter compared with FY2008 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and an increase in expenses, partially offset by increases in both production volume and vehicle units sold.

   (ii) Financial services:
          Net revenues for the financial services operations decreased by 15.5 billion yen, or 4.1%, to 363.1 billion yen in FY2009 first quarter compared with FY2008 first quarter, however operating income increased by 30.8 billion yen, or 63.9%, to 79.1 billion yen in FY2009 first quarter compared with FY2008 first quarter. The increase in operating income was mainly due to an increase in valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries in accordance with the Statement of Financial Accounting Standards ("FAS") No. 133 (as amended by several guidance including FAS No. 138).

   (iii) All other:
          Net revenues for all other businesses decreased by 4.8 billion yen, or 1.6%, to 288.2 billion yen in FY2009 first quarter compared with FY2008 first quarter, and operating income decreased by 1.2 billion yen, or 29.1%, to 2.9 billion yen in FY2009 first quarter compared with FY2008 first quarter.

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

   (i) Japan:
          Net revenues in Japan decreased by 2.1 billion yen, or 0.1%, to 3,660.8 billion yen in FY2009 first quarter compared with FY2008 first quarter, and operating income decreased by 179.5 billion yen, or 45.2%, to
     217.1 billion yen in FY2009 first quarter compared with FY2008 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and an increase in expenses, partially offset by increases in both production volume and vehicle exports.

   (ii) North America:
          Net revenues in North America decreased by 419.8 billion yen, or 16.7%, to 2,091.1 billion yen in FY2009 first quarter compared with FY2008 first quarter, and operating income decreased by 91.1 billion yen, or 56.8%, to 69.1 billion yen in FY2009 first quarter compared with FY2008 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold, partially offset by an increase in valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries in the United States of America in accordance with FAS No. 133 (as amended by several guidance including FAS No. 138).

   (iii) Europe:
          Net revenues in Europe  decreased by 102.8  billion yen, or 10.1%,  to
     916.2 billion yen in FY2009 first quarter compared with FY2008 first quarter, and operating income decreased by 18.2 billion yen, or 47.3%, to
     20.3 billion yen in FY2009 first quarter compared with FY2008 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

   (iv) Asia:
          Net revenues in Asia increased by 78.2 billion yen, or 10.9%, to 798.3 billion yen in FY2009 first quarter compared with FY2008 first quarter, and operating income increased by 19.7 billion yen, or 39.9%, to 69.3 billion yen in FY2009 first quarter compared with FY2008 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

   (v) Other (Central and South America, Oceania and Africa):
          Net revenues in other regions increased by 69.0 billion yen, or 12.3%, to 628.7 billion yen in FY2009 first quarter compared with FY2008 first quarter, and operating income increased by 5.9 billion yen, or 15.2% to
     44.5 billion yen in FY2009 first quarter compared with FY2008 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

2. Qualitative Information Concerning Consolidated Financial Position for FY2009 First Quarter

     Cash flows from  operating  activities  resulted  in an increase in cash by
932.7 billion yen in FY2009 first quarter, mainly due to quarterly net income of
353.6 billion yen. Cash flows from investing activities resulted in a decrease in cash by 1,014.0 billion yen in FY2009 first quarter, mainly due to the additions to finance receivables of 2,326.9 billion yen. Cash flows from financing activities resulted in an increase in cash by 313.1 billion yen in FY2009 first quarter, mainly due to the proceeds from issuance of long-term debt of 656.8 billion yen. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 280.1 billion yen, or 17.2%, to 1,908.6 billion yen at the end of FY2009 first quarter compared with the end of FY2008.

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


     3. Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2009

     Although we expect overall steady growth of the world economy to continue mainly in resource-rich countries and emerging countries, we face a variety of risks in the future business environment, including further slowdown of the economy in the United States, fluctuations in exchange rates and the stock market, and higher energy and raw material prices. It is also necessary to pay close attention to higher downside risk of the Japanese economy whose recovery is at a standstill. In the automotive industry, especially in resource-rich countries and emerging countries which are expected to continue to grow significantly, competition with respect to compact cars and low-price cars is becoming increasingly fierce among leading global and regional auto makers. In addition, environmental regulations are being strengthened throughout the world and environmental awareness is on the rise, leading to intense global competition in the development of technologies and the introduction of new products.

     Under these circumstances, the current forecast of consolidated financial results for FY2009 (April 1, 2008 through March 31, 2009) is set forth below. This forecast assumes average exchange rates through the fiscal year of 105 yen per US$1 and 161 yen per 1 euro.


   Forecast of consolidated results for FY2009

   Net revenues                    25,000.0 billion yen (a decrease of 4.9% compared with FY2008)
   Operating income                 1,600.0 billion yen (a decrease of 29.5% compared with FY2008)
   Income before income taxes,      1,700.0 billion yen (a decrease of 30.2% compared with FY2008)
      minority interest and
      equity in earnings of
      affiliated companies
   Net income                       1,250.0 billion yen (a decrease of 27.2% compared with FY2008)


     These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
     When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on page 2.

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


4. Other

(1) Changes in significant subsidiaries during the current quarter (Changes in specified subsidiaries that caused a change in scope of consolidation)

    None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

     The provision for income taxes is computed by multiplying quarterly income before income taxes, minority interest and equity in earnings of affiliated companies for FY2009 first quarter by estimated effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

     In September 2006, the Financial Accounting Standard Board ("FASB") issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Toyota and its consolidated subsidiaries ("Toyota") adopted FAS 157 from the fiscal year begun after November 15, 2007. The adoption of FAS 157 did not have material impact on Toyota's consolidated financial statements.

     In September 2006, FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158") . FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. Toyota adopted this provision in FAS 158 regarding a measurement date from the fiscal year ending after December 15, 2008. The adoption of this provision in FAS 158 did not have material impact on Toyota's consolidated financial statements.

     In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities -- Including an amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. Toyota adopted FAS 159 from the fiscal year begun after November 15, 2007. Because Toyota has not elected the fair value option in FY2009 first quarter, the adoption of FAS 159 did not have material impact on Toyota's consolidated financial statements.

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


5. Consolidated Production and Sales
(1) Production

                                                                                                   (Units)
-----------------------------------------------------------------------------------------------------------
            Business segment          FY2008 first quarter   FY2009 first quarter         Increase
                                          (April 1, 2007
                                              through        (April 1, 2008 through
                                           June 30, 2007)        June 30, 2008)           (Decrease)
-----------------------------------------------------------------------------------------------------------

        Automotive          Japan            1,239,648              1,252,936                  13,288
                        North America          340,192                325,634                 (14,558)
                            Europe             183,339                168,095                 (15,244)
                             Asia              219,496                262,388                  42,892
                            Other              107,628                128,138                  20,510
                        -----------------------------------------------------------------------------------
                            Total            2,090,303              2,137,191                  46,888
-----------------------------------------------------------------------------------------------------------
           Other           Housing                 880                    902                      22
-----------------------------------------------------------------------------------------------------------
Note: 1 Production in "Automotive" indicates production units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

                                                                                                   (Units)
-----------------------------------------------------------------------------------------------------------
             Business segment          FY2008 first quarter    FY2009 first quarter
                                      (April 1, 2007 through  (April 1, 2008 through          Increase
                                           June 30, 2007)         June 30, 2008)             (Decrease)
-----------------------------------------------------------------------------------------------------------
        Automotive          Japan              500,632                512,874                  12,242
                        North America          762,599                728,679                 (33,920)
                            Europe             332,521                300,998                 (31,523)
                             Asia              221,667                262,279                  40,612
                            Other              344,746                381,693                  36,947
                        -----------------------------------------------------------------------------------
                            Total            2,162,165              2,186,523                  24,358
-----------------------------------------------------------------------------------------------------------
           Other           Housing                 853                    916                      63
-----------------------------------------------------------------------------------------------------------
Note: 1 Sales in "Automotive" indicates sales units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania, Africa and the Middle
        East, etc.

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

6. Quarterly Consolidated Financial Statements
(1) Quarterly Consolidated Balance Sheets

                                                                                     (Amount: million yen)
-----------------------------------------------------------------------------------------------------------

                                         FY2009 first quarter            FY2008               Increase
                                         (As of June 30, 2008)  (As of March 31, 2008)       (Decrease)
-----------------------------------------------------------------------------------------------------------
Assets
 Current assets:
   Cash and cash equivalents                        1,908,606            1,628,547               280,059
   Time deposits                                      133,660              134,773                (1,113)
   Marketable securities                              547,979              542,210                 5,769
   Trade accounts and notes
     receivable, less allowance
     for doubtful accounts                          1,873,294            2,040,233              (166,939)
   Finance receivables, net                         4,684,988            4,301,142               383,846
   Other receivables                                  505,750              523,533               (17,783)
   Inventories                                      2,065,832            1,825,716               240,116
   Deferred income taxes                              609,423              563,220                46,203
   Prepaid expenses and other
     current assets                                   610,013              526,853                83,160
                                    -----------------------------------------------------------------------
   Total current assets                            12,939,545           12,086,227               853,318
                                    -----------------------------------------------------------------------
 Noncurrent finance receivables,                    6,624,176            5,974,756               649,420
   net
 Investments and other assets:
   Marketable securities and other                  3,460,754            3,429,238                31,516
     securities investments
   Affiliated companies                             2,102,108            2,098,556                 3,552
   Employees receivables                               71,920               70,776                 1,144
   Other                                              960,652              986,765               (26,113)
                                         ------------------------------------------------------------------
   Total investments and other assets               6,595,434            6,585,335                10,099
                                         ------------------------------------------------------------------
 Property, plant and equipment:
   Land                                             1,268,414            1,262,034                 6,380
   Buildings                                        3,668,105            3,580,607                87,498
   Machinery and equipment                          9,543,096            9,270,650               272,446
   Vehicles and equipment on
     operating leases                               3,085,655            2,922,325               163,330
 Construction in progress                             351,555              360,620                (9,065)
                                         ------------------------------------------------------------------
 Subtotal                                          17,916,825           17,396,236               520,589
                                         ------------------------------------------------------------------
 Less - Accumulated depreciation                   (9,890,419)          (9,584,234)             (306,185)
                                         ------------------------------------------------------------------
 Total property, plant and                          8,026,406            7,812,002               214,404
   equipment
                                         ------------------------------------------------------------------
 Total assets                                      34,185,561           32,458,320             1,727,241
                                         ------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                     (Amount: million yen)
-----------------------------------------------------------------------------------------------------------
                                         FY2009 first quarter            FY2008               Increase
                                         (As of June 30, 2008)  (As of March 31, 2008)       (Decrease)
-----------------------------------------------------------------------------------------------------------
Liabilities
 Current liabilities:
   Short-term borrowings                            4,357,704            3,552,721               804,983
   Current portion of long-term debt                2,843,502            2,675,431               168,071
   Accounts payable                                 2,111,522            2,212,773              (101,251)
   Other payables                                     750,748              806,514               (55,766)
   Accrued expenses                                 1,791,034            1,606,964               184,070
   Income taxes payable                               224,546              305,592               (81,046)
   Other current liabilities                          901,140              780,747               120,393
                                         ------------------------------------------------------------------
   Total current liabilities                       12,980,196           11,940,742             1,039,454
                                         ------------------------------------------------------------------
 Long-term liabilities:
   Long-term debt                                   6,248,293            5,981,931               266,362
   Accrued pension and severance                      625,992              632,297                (6,305)
     costs
   Deferred income taxes                            1,162,377            1,099,006                63,371
   Other long-term liabilities                        246,830              278,150               (31,320)
                                         ------------------------------------------------------------------
   Total long-term liabilities                      8,283,492            7,991,384               292,108
                                         ------------------------------------------------------------------
 Total liabilities                                 21,263,688           19,932,126             1,331,562
                                         ------------------------------------------------------------------
 Minority interest in consolidated                    668,835              656,667                12,168
   subsidiaries
Shareholders'equity
 Common stock, no par value,                          397,050              397,050                    --
    authorized: 10,000,000,000
    shares as of June 30, 2008
    and March 31, 2008
    issued: 3,447,997,492 shares
    as of June 30, 2008
    and March 31, 2008
 Additional paid-in capital                           498,460              497,569                   891
 Retained earnings                                 12,526,013           12,408,550               117,463
 Accumulated other comprehensive                       23,876             (241,205)              265,081
    income (loss)
 Treasury stock, at cost,                          (1,192,361)          (1,192,437)                   76
    298,692,780 shares as of
    June 30, 2008 and 298,717,640
    shares as of March 31, 2008
                                         ------------------------------------------------------------------
 Total shareholders' equity                        12,253,038           11,869,527               383,511
                                         ------------------------------------------------------------------
Commitments and contingencies
                                         ------------------------------------------------------------------
Total liabilities and shareholders'                34,185,561           32,458,320             1,727,241
  equity
                                         ------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income

(First quarter for the three months ended June 30)

                                                                                     (Amount: million yen)
-----------------------------------------------------------------------------------------------------------
                                          FY2008 first quarter  FY2009 first quarter
                                          (Three months ended   (Three months ended        Increase
                                             June 30, 2007)       June 30, 2008)          (Decrease)
-----------------------------------------------------------------------------------------------------------
Net revenues:
 Sales of products                                  6,151,141            5,858,843               (292,298)
 Financing operations                                 371,496              356,287                (15,209)
                                         ------------------------------------------------------------------
 Total net revenues                                 6,522,637            6,215,130               (307,507)
                                         ------------------------------------------------------------------
Costs and expenses:
 Cost of products sold                              4,991,092            4,989,767                 (1,325)
 Cost of financing operations                         258,161              184,316                (73,845)
 Selling, general and administrative                  597,957              628,456                 30,499
                                         ------------------------------------------------------------------
 Total costs and expenses                           5,847,210            5,802,539                (44,671)
                                         ------------------------------------------------------------------
Operating income                                      675,427              412,591               (262,836)
                                         ------------------------------------------------------------------
Other income (expense):
 Interest and dividend income                          40,417               41,912                  1,495
 Interest expense                                     (11,385)             (14,353)                (2,968)
 Foreign exchange gain, net                            20,889               13,985                 (6,904)
 Other income, net                                     13,692               (1,081)               (14,773)
                                         ------------------------------------------------------------------
 Total other income (expense)                          63,613               40,463                (23,150)
                                         ------------------------------------------------------------------
Quarterly income before income taxes,                 739,040              453,054               (285,986)
  minority interest and equity in
  earnings of affiliated companies
                                         ------------------------------------------------------------------
Provision for income taxes                            304,135              174,666               (129,469)
                                         ------------------------------------------------------------------
Quarterly income before minority                      434,905              278,388               (156,517)
  interest and equity in earnings of
  affiliated companies
                                         ------------------------------------------------------------------
Minority interest in consolidated                     (25,211)             (19,793)                 5,418
  subsidiaries

Equity in earnings of affiliated                       81,847               95,064                 13,217
  companies
                                         ------------------------------------------------------------------
Quarterly net income                                  491,541              353,659               (137,882)
                                         ------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------



                                                                                             (Amount: yen)
-----------------------------------------------------------------------------------------------------------
Quarterly net income per share
 Basic                                                 153.98               112.30                 (41.68)
 Diluted                                               153.89               112.28                 (41.61)
-----------------------------------------------------------------------------------------------------------

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

                                                                    (Amount: million yen)
------------------------------------------------------------------------------------------
                                                                   FY2009 first quarter
                                                                    (Three months ended
                                                                      June 30, 2008)
------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Quarterly net income                                                            353,659
   Adjustments to reconcile quarterly net income to net
     cash provided by operating activities
   Depreciation                                                                  353,659
   Provision for doubtful accounts and credit losses                              47,142
   Pension and severance costs, less payments                                    (12,080)
   Loss on disposal of fixed assets                                               20,024
   Unrealized losses on available-for-sale securities, net                            19
   Deferred income taxes                                                         (17,277)
   Minority interest in consolidated subsidiaries                                 19,793
   Equity in earnings of affiliated companies                                    (95,064)
   Changes in operating assets and liabilities and other                         262,890
                                                           -------------------------------
 Net cash provided by operating activities                                       932,765
                                                           -------------------------------
Cash flows from investing activities:
 Additions to finance receivables                                             (2,326,976)
 Collection of and proceeds from sales of finance                              1,870,129
   receivables
 Additions to fixed assets excluding equipment leased to                        (354,471)
   others
 Additions to equipment leased to others                                        (320,170)
 Proceeds from sales of fixed assets excluding equipment                          17,572
   leased to others
 Proceeds from sales of equipment leased to others                                91,580
 Purchases of marketable securities and security                                (308,335)
   investments
 Proceeds from sales of and maturity of marketable
   securities and security investments                                           351,258
 Changes in investments and other assets and other                               (34,643)
                                                            ------------------------------
 Net cash used in investing activities                                        (1,014,056)
                                                            ------------------------------
Cash flows from financing activities:
 Purchase of common stock                                                            (96)
 Proceeds from issuance of long-term debt                                        656,886
 Payments of long-term debt                                                     (700,888)
 Increase in short-term borrowings                                               593,422
 Dividends paid                                                                 (236,196)
                                                           -------------------------------
 Net cash provided by financing activities                                       313,128
                                                           -------------------------------
Effect of exchange rate changes on cash and cash                                   48,222
  equivalents
                                                            ------------------------------
Net increase in cash and cash equivalents                                         280,059
                                                            ------------------------------
Cash and cash equivalents at beginning of current quarter                       1,628,547
                                                            ------------------------------
Cash and cash equivalents at end of current quarter                             1,908,606
                                                            ------------------------------
------------------------------------------------------------------------------------------

Note: In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

    None

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

 (i) Segment operating results

FY2008 first quarter (Three months ended June 30, 2007)                (Amount: million yen)
-------------------------------------------------------------------------------------------------------------
                                   Automotive      Financial      All Other    Intersegment   Consolidated
                                                   Services                     Elimination
-------------------------------------------------------------------------------------------------------------
Net revenues:
 (1) Sales to external              6,010,651        371,496        140,490              --      6,522,637
     customers
 (2) Intersegment sales                 3,707          7,179        152,506       (163,392)             --
-------------------------------------------------------------------------------------------------------------
              Total                 6,014,358        378,675        292,996       (163,392)      6,522,637
-------------------------------------------------------------------------------------------------------------
Operating expenses                  5,392,204        330,391        288,819       (164,204)      5,847,210
-------------------------------------------------------------------------------------------------------------
Operating income                      622,154         48,284          4,177            812         675,427
-------------------------------------------------------------------------------------------------------------

FY2009 first quarter (Three months ended June 30, 2008)                (Amount: million yen)
-------------------------------------------------------------------------------------------------------------
                                   Automotive      Financial      All Other    Intersegment   Consolidated
                                                   Services                     Elimination
-------------------------------------------------------------------------------------------------------------
Net revenues:
 (1) Sales to external              5,715,741        356,287        143,102             --       6,215,130
     customers
 (2) Intersegment sales                 5,206          6,886        145,064       (157,156)             --
-------------------------------------------------------------------------------------------------------------
              Total                 5,720,947        363,173        288,166       (157,156)      6,215,130
-------------------------------------------------------------------------------------------------------------
Operating expenses                  5,388,602        284,039        285,204       (155,306)      5,802,539
-------------------------------------------------------------------------------------------------------------
Operating income                      332,345         79,134          2,962         (1,850)        412,591
-------------------------------------------------------------------------------------------------------------

 (ii) Geographic information

FY2008 first quarter (Three months ended June 30, 2007)                                (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                               Japan          North         Europe          Asia           Other      Intersegment   Consolidated
                                             America                                                  Elimination
------------------------------------------------------------------------------------------------------------------------------------
Net revenues:
 (1) Sales to external       1,934,420      2,462,421       988,340        639,089        498,367             --      6,522,637
     customers
 (2) Intersegment sales      1,728,457         48,532        30,669         80,988         61,332     (1,949,978)            --
------------------------------------------------------------------------------------------------------------------------------------
             Total           3,662,877      2,510,953     1,019,009        720,077        559,699     (1,949,978)     6,522,637
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses           3,266,257      2,350,757       980,479        670,483        521,119     (1,941,885)     5,847,210
------------------------------------------------------------------------------------------------------------------------------------
Operating income               396,620        160,196        38,530         49,594         38,580         (8,093)       675,427
------------------------------------------------------------------------------------------------------------------------------------
FY2009 first quarter (Three months ended June 30, 2008)                                (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                               Japan          North         Europe          Asia           Other      Intersegment   Consolidated
                                             America                                                  Elimination
------------------------------------------------------------------------------------------------------------------------------------
Net revenues:
 (1) Sales to external       2,029,943      2,048,269       871,858        719,133        545,927             --      6,215,130
     customers
 (2) Intersegment sales      1,630,909         42,870        44,305         79,215         82,717     (1,880,016)            --
------------------------------------------------------------------------------------------------------------------------------------
             Total           3,660,852      2,091,139       916,163        798,348        628,644     (1,880,016)     6,215,130
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses           3,443,690      2,021,965       895,875        728,978        584,192     (1,872,161)     5,802,539
------------------------------------------------------------------------------------------------------------------------------------
Operating income               217,162         69,174        20,288         69,370         44,452         (7,855)       412,591
------------------------------------------------------------------------------------------------------------------------------------

Note: "Other" consists of Central and South America, Oceania and Africa.

                 TOYOTA MOTOR CORPORATION FY2009 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Significant Changes in Shareholders' Equity

    None